Exhibit 2

Engine Gaming and Media, Inc.

77 King Street West, Suite 3000

Toronto, ON M5K 1G8

January 13, 2022

Mr. Stu Porter

Re:	Engine Gaming and Media, Inc.—Board of Directors Agreement

Dear Mr. Porter:

The board of directors (“Board”) of Engine Gaming and Media, Inc. (“Engine”) is delighted to invite you to serve as a member of the Board as an independent director. This Agreement sets forth the material terms your service as a member of Engine’s Board. Accordingly, when signed below, we agree as follows:

1. Term.

1.1. Appointment: You agree to serve as a member of the Board. Your term as a member of the Board under this Agreement shall commence on the later of: (a) the date of the Board’s resolution confirming your appointment to the Board, or (b) the date that the TSX-V Exchange approves your Personal Information Form (the “Effective Date”). Your term as director will continue until (x) Engine’s next Annual General Shareholders’ Meeting at which you are not nominated and/or reelected to serve as a director, (y) your resignation from the Board, or (z) your removal from the Board, subject in all regards to the provisions of applicable law and the Articles of Engine. From and after the Effective Date your compensation and other terms for service as a member of the Board shall be as provided under this Agreement.

1.2. Resignation: You may resign your position at any time upon notice to the Chairman of the Board. You will endeavor to provide at least five (5) business day’s prior written notice of any resignation.

1.3. Removal: You acknowledge that in accordance with the charter documents of Engine and applicable law, a director may be removed by resolution of Engine’s Board or stockholders entitled to vote.

1.4. Committees: You will also serve as a member of the Board’s Nominating and Governance Committee, and such other committees of the Board as from time to time agreed with you.

2. Compensation.

2.1. Base Compensation – Base Board compensation is US$115,000 per year with an additional $12,500 for services on the Audit Committee, bringing your total annual Board compensation to $127,500, payable 50% in cash and 50% in Engine RSUs, with the cash component paid quarterly on the first day of each quarter and RSU’s vesting at the end of each Board comp year. Engine’s Board comp year starts in September, so your annual Board compensation will be pro-rated for the remaining portion of the current 2021-22 Board comp year.

Restricted Stock Units – As a component of your above base compensation for the director services to be rendered by you, upon commencement of your term as an Engine director, Engine will issue you Restricted Stock Units (the “RSUs”), in an amount equal to the 5-day VWAP as of the Effective Date, using the exchange date reported by the Royal Bank of Canada on the Effective Date, and such RSU shall be subject to Engine’s Notice of RSU Grant, Incentive Plan, TSX-V Exchange approval and applicable law. All of your RSUs shall vest in equal quarterly installments over a period of 12 months, commencing at the end of the first full quarter following the Effective Date. Upon your resignation, removal or any other event that causes your separation with Engine, you shall retain the ownership of your RSUs that have vested and you shall have forfeited all other such RSUs. You will not transfer or assign any RSUs that have not vested or any interest therein. In addition to this compensation, Engine and you will discuss how you can provide non-Board assistance to Engine in various public and investor forums, and appropriate compensation for any such responsibilities you decide to accept.

2.2. Registration Rights: It is anticipated that the shares to be issued in connection with RSUs hereunder will be registered with the Securities and Exchange Commission, however, to that extent that they are not, such shares shall bear a legend indicating that they have not been so registered.

2.3. Independent Contractor Acknowledgment: You agree that you are an independent contractor and responsible for the payment of all income and other applicable taxes arising from or related to the compensation paid or payable by Engine under the terms of this Agreement.

2.4. Expense Reimbursement: Engine agrees to reimburse you for documented reasonable travel expenses and out of pocket expenses in accordance with Engine’s expense reimbursement policies.

3.	Confidentiality and Trading:

3.1 Confidentiality: The provisions of the existing Non-Disclosure Agreement between you and Engine, will apply to your services as a director of Engine.

3.2 Trading: You acknowledge that by virtue of your position as a member of Engine’s Board, you will be exposed to material non-public information regarding Engine and that you will not directly or indirectly buy or sell securities of Engine while in possession of such information. Additionally, for a period of three-months following the end of your term as a director on Engine’s Board, unless approved by Engine in writing, you will not directly or indirectly buy or sell securities of Engine whether or not you are then in possession of material non-public information regarding Engine. Finally, during your term as a director on Engine’s Board, and for a period of six-months thereafter, you will not directly or indirectly participate in any oral or written voting agreement or participate in or facilitate in any way other coordinated action with other Engine shareholder(s) regarding the voting of Engine’s securities.

4.	Indemnification / D&O Insurance

4.1 Indemnification: In addition to any indemnification Engine is required to provide to its directors under its Articles, and subject to the provisions of the British Columbia Business Corporations Act and applicable law, Engine will indemnify you for and/or advance to you all costs, charges and expenses, including all attorneys’ fees, and any amount paid to settle an action or satisfy a judgment which you reasonably incur in respect of any civil, criminal or administrative, investigative or other proceeding to which you are made a party by reason of having been a director of Engine, provided (i) you acted honestly and in good faith with a view to the best interests of Engine, or, as the case may be, to the best interests of the other entity for which you acted as director or officer or in a similar capacity at Engine’s request (ii) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, you had reasonable grounds for believing the conduct in respect of which the proceeding was brought was lawful, and (iii) in all events, you give Engine prompt notice of any such civil, criminal or administrative matter promptly after becoming aware of such matter. Notwithstanding the foregoing, in the event that it is determined in a judicial or quasi-judicial procedure that you have not met the requirements for indemnity set forth above in (i) or (ii), within thirty (30) days following Engine’s written request, you will reimburse Engine for amounts advanced to you or paid by Engine for your defense. Except as expressly set forth herein, this Agreement will not operate to abridge or exclude any other rights, in law or in equity, to which you may be entitled by operation of law or under any statute, the Articles of Engine, or any vote of shareholders or directors of Engine. Any indemnification to be made to you under this Agreement will not affect any remuneration that you have received, or to which you may be entitled, at any time for acting as a director of Engine or any of its affiliates.

4.2 D & O Insurance: Engine will provide you with the same Directors and Officers insurance coverage that it provides to its other directors.

5.	Miscellaneous:

5.1 Governing Law: This Agreement shall be interpreted and enforced in accordance with the laws of the British Columbia.

5.2 Amendment and Termination: No amendment, modification, termination or cancellation of this Agreement shall be effective unless in writing signed by both parties hereto.

5.3 Identical Counterparts: This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute but one and the same Agreement. Only one such counterpart need be produced to evidence the existence of this Agreement.

5.4. Headings: The headings of the sections of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

5.5. Notices: All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) upon delivery if delivered by hand to the party to whom such communication was directed or (ii) upon the third business day after the date on which such communication was mailed if mailed by certified or registered mail with postage prepaid to the address for such party set forth herein:

We are delighted that you have agreed to serve as a member of the Board.

Sincerely,

Engine Gaming and Media, Inc.

By:	/s/ Lou Schwartz
Lou Schwartz
Chief Executive Officer

Accepted and Agreed:

/s/ Stuart D. Porter
Stu Porter

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